# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Coincheck Group N.V., CIK 0001913847
CUSIP: N20967118
Title of class of securities: Ordinary Shares, nominal value E0.01 per share
Address of issuer's principal executive offices: APOLLOLAAN 151, 1077 AR, AMSTERDAM, Netherlands (P7), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001357550-21-000046
Filed by CIK 0001357550

## Reporting persons
- Weiss Asset Management LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 220,001; sole dispositive power 0; shared dispositive power 220,001; aggregate amount beneficially owned 220,001 (0.2% of the class)
- BIP GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 138,262; sole dispositive power 0; shared dispositive power 138,262; aggregate amount beneficially owned 138,262 (0.1% of the class)
- WAM GP LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 220,001; sole dispositive power 0; shared dispositive power 220,001; aggregate amount beneficially owned 220,001 (0.2% of the class)
- WEISS ANDREW M: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 220,001; sole dispositive power 0; shared dispositive power 220,001; aggregate amount beneficially owned 220,001 (0.2% of the class)

## Item 1. Issuer
Name of issuer: Coincheck Group N.V.
Address of issuer's principal executive offices: APOLLOLAAN 151, 1077 AR, AMSTERDAM, NETHERLANDS, 00000.

## Item 2. Person Filing
Name of person filing:
(i) Weiss Asset Management LP ("Weiss Asset Management").
(ii) BIP GP LLC ("BIP GP").
(iii) WAM GP LLC ("WAM GP").
(iv) Andrew M. Weiss, Ph.D. ("Andrew Weiss").
Address of principal business office or, if none, residence: Weiss Asset Management, BIP GP, WAM GP, and Andrew Weiss have a business address of 222 Berkeley St., 16th Floor, Boston, Massachusetts 02116.
Citizenship:
(i) Weiss Asset Management is a Delaware limited partnership.
(ii) BIP GP is a Delaware limited liability company.
(iii) WAM GP is a Delaware limited liability company.
(iv) Andrew Weiss is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
220,001

Shares reported for BIP GP include shares beneficially owned by a private investment partnership (the "Partnership") of which BIP GP is the sole general partner. Weiss Asset Management is the sole investment manager to the Partnership. WAM GP is the sole general partner of Weiss Asset Management. Andrew Weiss is the managing member of WAM GP and BIP GP. Shares reported for WAM GP, Andrew Weiss, and Weiss Asset Management include shares beneficially owned by the Partnership (and reported above for BIP GP).

Each of BIP GP, WAM GP, Weiss Asset Management, and Andrew Weiss disclaims beneficial ownership of the shares reported herein as beneficially owned by each except to the extent of their respective pecuniary interest therein. The percent of class computations are based on 129,703,076 ordinary shares, nominal value E0.01 per share, as of December 10, 2024, as reported in the Form 20-F of the Issuer, which was filed with the SEC on December 16, 2024.
Percent of class: 0.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 220,001
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 220,001

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Weiss Asset Management LP: Mary Ferruolo, Authorized Signatory (02/12/2025)
- BIP GP LLC: Mary Ferruolo, Authorized Signatory (02/12/2025)
- WAM GP LLC: Mary Ferruolo, Authorized Signatory (02/12/2025)
- WEISS ANDREW M: Mary Ferruolo, Attorney-in-Fact for Andrew M. Weiss*** (02/12/2025)
Comment: *** Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.